UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 22 June 2006

Harmony Gold Mining Company Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No   X



Harmony Gold Mining Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1950/038232/06)
Share code: HAR
NASDAQ: HMY
New York Stock Exchange, Inc.: HMY
ISIN: ZAE000015228
("Harmony")

FIRM INTENTION TO MAKE AN OFFER TO THE SHAREHOLDERS
OF VILLAGE MAIN REEF GOLD MINING COMPANY (1934) LIMITED ("Village")

---

1. **INTRODUCTION**

   Village shareholders are referred to the announcement released by Harmony on SENS on 21 June 2006 whereby Harmony advised that it had acquired 37.8% of the issued ordinary share capital of Village from African Rainbow Minerals Limited ("ARM") at a purchase price of 20 cents per issued ordinary share in Village ("Village Shares"). The 37.8% acquired by Harmony comprises 2 292 500 Village Shares ("Initial Village Shares").

2. **MANDATORY OFFER**

   As Harmony is now the holder of more than 35% of the issued share capital of Village it is obliged, in terms of the Securities Regulation Code on Take-overs and Mergers and the Rules of the Securities Regulation Panel ("SRP"), to extend a mandatory cash offer ("Offer") to the shareholders of Village, other than Harmony, to acquire their Village Shares.

3. **RATIONALE**

   Village has been dormant for a number of years. The Initial Village Shares were disposed of by ARM as part of its rationalisation process. Harmony acquired the Initial Village Shares to enhance its strategic positioning.

4. **TERMS OF THE OFFER**

   The Offer will be made at an offer price of 20 cents per Village Share, being the purchase price per Village Share paid by Harmony for the Initial Village Shares.

   Village shareholders are advised that, if Harmony acquires nine-tenths of the Village Shares, which it does not already own, under the Offer, it does not intend invoking the provisions of section 440K of the Companies Act, 1973, to acquire the Village Shares of those Village shareholders who do not accept the Offer.

5. **CONDITIONS PRECEDENT TO THE OFFER**

   The implementation of the Offer is subject to the approval of the relevant regulatory authorities, including the SRP and the JSE Limited ("JSE").

6. **DETAILS OF EXISTING HOLDINGS**

   Other than Harmony's ownership of the Initial Village Shares, neither Harmony nor any person acting in concert with it owns or controls any Village Shares or holds any option to purchase Village Shares.

7. **MARKET AND FINANCIAL INFORMATION**

   Information regarding the price at which Village Shares traded immediately prior to the announcement released by Harmony on SENS on 21 June 2006 and the publication of this announcement, as well as a comparison of the offer price to the net asset value and tangible net asset value per Village Share at 30 June 2005, Village's financial year-end, are set out in the table below.

	Before the offer (cents per share)	The offer price (cents per share)	Change (%)
Market price on 20 June 2006	55.0[1]	20.0	(63.6)
30-day volume-weighted average price to 20 June 2006	55.0[2]	20.0	(63.6)
Market price on 21 June 2006	60.0[3]	20.0	(66.7)
30-day volume-weighted average price up to 21 June 2006	57.5[4]	20.0	(65.2)
Net asset value	34.0[5]	20.0	(41.1)
Net tangible asset value	34.0[5]	20.0	(41.1)

   Notes:

   1. Closing price of Village Shares on the JSE on Tuesday, 20 June 2006, being the last trading day preceding the announcement released by Harmony on SENS.

   2. Volume-weighted average price at which Village Shares traded on the JSE for the 30 trading days up to and including Tuesday, 20 June 2006, being the last trading day preceding the announcement released by Harmony on SENS.

   3. Closing price of Village Shares on the JSE on Wednesday, 21 June 2006, being the last trading day preceding the publication of this announcement.

   4. Volume-weighted average price at which Village shares traded on the JSE for the 30 trading days up to and including Wednesday, 21 June 2006, being the last trading day preceding the publication of this announcement.

   5. Audited net asset value and net tangible asset value per share at 30 June 2005.

8. **CONFIRMATION OF FUNDS**

It has been confirmed, to the satisfaction of the SRP, that Harmony has sufficient resources to discharge its obligations under the Offer.

9. **DOCUMENTATION**

A circular providing further information on the Offer and containing, *inter alia*, a form of acceptance and surrender will be posted to Village shareholders in due course.

Randfontein
22 June 2006

Attorneys to Harmony



Sponsor to Harmony



Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the
JSE Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 22 June, 2006


Harmony Gold Mining Company Limited

By: /s/ Nomfundo Qangule

Name: Nomfundo Qangule
Title: Chief Financial Officer
